

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2023

Kenneth Krause
Executive Vice President, Chief Financial Officer
ROLLINS INC
2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

      Re: ROLLINS INC
          Registration Statement on Form S-3
          Filed June 5, 2023
          File No. 333-272422

Dear Kenneth Krause:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Taylor Beech at 202-551-4515 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: David S. Huntington, Esq.